UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	29 February 2024 - “Haleon Preliminary 2023 Full Year Results”
99.2	29 February 2024 - “Haleon Preliminary 2023 Full Year Results”

99.1

Haleon plc: Preliminary 2023 Full Year Results

29 February 2024: Haleon plc's preliminary full year results for the year ended 31 December 2023 are available at: http://www.rns-pdf.londonstockexchange.com/rns/8643E_1-2024-2-28.pdf.

The full year results statement will also be available on the Haleon website www.haleon.com/investors, and the results have been submitted in full unedited text to the Financial Conduct Authority's National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Investor Presentation

A recorded results presentation by Brian McNamara, Chief Executive Officer, and Tobias Hestler, Chief Financial Officer, will be available shortly after 7am GMT (8am CET) on 29 February 2024 and can be accessed at www.haleon.com/investors. This will be followed by a Q&A session at 9am GMT (10am CET).

For analysts and shareholders wishing to ask questions, please use the dial-in details below which will have a Q&A facility:

UK:	+44 800 279 3956
US:	+1 866 291 4166
All other:	+44 (0) 20 7107 0613
Passcode:	43700369

An archived webcast of the presentation will be available later on the day of the results and can be accessed at www.haleon.com/investors.

This information contains regulated information as per 6.3.7R of the Disclosure and Transparency Rules of the Financial Conduct Authority.

Enquiries
Investors		Media
Sonya Ghobrial	+44 7392 784784	Zoë Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Nidaa Lone	+44 7841 400607
Emma White	+44 7823 523562
Email: investor-relations@haleon.com		Email: corporate.media@haleon.com

About Haleon
Haleon (LSE / NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans five major categories - Oral Health, Pain Relief, Respiratory Health, Digestive Health and Other, and Vitamins, Minerals and Supplements (VMS). Its long-standing brands - such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, parodontax and Centrum - are built on trusted science, innovation and deep human understanding.

For more information, please visit www.haleon.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: February 29, 2024	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary